SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1) *

                          CELEBRITY ENTERTAINMENT, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    150924108
                                 (CUSIP Number)

                       JULIA K. O'NEILL, FLEMING & O'NEILL
                  TWO NEWTON PLACE, SUITE 200, NEWTON, MA 02158
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                     2/16/96
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150924108

1)  Name of Reporting Person
    S. S. or I. R. S. Identification No. of Above Person

      Michael D. Herman

 2) Check the Appropriate Box if a Member of a Group (See Instructions)

  (a)

  (b) x

3) SEC Use Only

4) Source of Funds (See Instructions)
      PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
      U.S.

Number of       (7)   Sole Voting Power
      Shares            520,000
      Bene-
      ficially  (8)   Shared Voting Power
      Owned by             0
      Each
      Report-   (9)   Sole Dispositive Power
         ing            520,000
      Person
      With      (10)  Shared Dispositive Power
                           0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      520,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)
      19.4%

14) Type of Reporting Person (See Instructions)
      IN

CUSIP No. 150924108

1) Name of Reporting Person
    S. S. or I. R. S. Identification No. of Above Person

     TeleMatrix, Inc.

2) Check the Appropriate Box if a Member of a Group (See Instructions)

  (a)

  (b) x

3) SEC Use Only

4) Source of Funds (See Instructions)
      WC

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
      FL

Number of         (7)   Sole Voting Power
      Shares               600,000
      Bene-
      ficially    (8)   Shared Voting Power
      Owned by              0
      Each
      Report-     (9)   Sole Dispositive Power
         ing               600,000
      Person
      With        (10)  Shared Dispositive Power
                            0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      600,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)
      21.7%

14) Type of Reporting Person (See Instructions)
      CO

CUSIP No. 150924108

1) Name of Reporting Person
    S. S. or I. R. S. Identification No. of Above Person

     Debra L. Herman

 2) Check the Appropriate Box if a Member of a Group (See Instructions)

  (a)

  (b) x

3) SEC Use Only

4) Source of Funds (See Instructions)
      OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6) Citizenship or Place of Organization
      U.S.

Number of         (7)   Sole Voting Power
      Shares            500,000
      Bene-
      ficially    (8)   Shared Voting Power
      Owned by             0
      Each
      Report-     (9)   Sole Dispositive Power
         ing            500,000
      Person
      With        (10)  Shared Dispositive Power
                          0

11) Aggregate Amount Beneficially Owned by Each Reporting Person
      500,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13) Percent of Class Represented by Amount in Row (11)
      19.5%

14) Type of Reporting Person (See Instructions)
      IN

                                  SCHEDULE 13D/A1
                                MICHAEL D. HERMAN
                                 TELEMATRIX, INC.
                                 DEBRA L. HERMAN


Item 1.  Security and Issuer

Common Stock
Celebrity Entertainment, Inc.
214 Brazilian Ave.
Suite 400
Palm Beach, Florida 33480

Item 2.  Identity and Background

(a)   Michael D. Herman (Reporting Person)
(b)   P.O. Box 9720, Coral Springs, Florida 33075
(c)   Business Consultant
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

(a)   TeleMatrix, Inc. (Reporting Person)
(b)   Place of organization: Florida
(c)   Principal business: manufacture and sale of telephones
      Address: 8197 N. University Drive, Suite 12
      Tamarac, FL 33321
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.

(a)   Debra L. Herman (Reporting Person)
(b)   P.O. Box 9720, Coral Springs, Florida 33075
(c)   Homemaker
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

(a)   Dale Pelletier (President of TeleMatrix, Inc.)
(b)   8197 N. University Drive, Suite 12, Tamarac, FL 33321
(c)   Principal business: President of TeleMatrix, Inc.
      Address: 8197 N. University Drive,  Suite 12
      Tamarac, FL 33321
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

(a)   David Critchfield (Director, Treasurer and Secretary of TeleMatrix, Inc.)
(b)   8197 N. University Drive, Suite 12, Tamarac, FL 33321
(c)   Principal business: Dir., Treas., and Sec'y. of TeleMatrix, Inc.
      8197 N. University Drive, Suite 12
      Tamarac, FL 33321
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

(a)   Jeff Matloff (Vice President of TeleMatrix, Inc.)
(b)   8197 N. University Drive, Suite 12, Tamarac, FL 33321
(c)   Principal business: Vice President of TeleMatrix, Inc.
      8197 N. University Drive, Suite 12
      Tamarac, FL 33321
(d)   No criminal convictions.
(e)   Not a party to any of referenced proceedings.
(f)   U.S. Citizen.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Herman purchased 3,000,000 shares of common stock and 475,000 shares of preferred stock, and TeleMatrix, Inc. of Connecticut (predecessor to TeleMatrix, Inc., a Florida corporation) purchased 1,000,000 shares of common stock, on June 30, 1995, in exchange for their joint secured promissory note in the amount of $500,000. The Company also issued to Mr. Herman currently exercisable options to purchase 2,000,000 shares of common stock at a purchase price of $0.10, in consideration of consulting services. Pursuant to a majority written consent of shareholders, the company's common stock underwent a 1-for-5 reverse split on August 3, 1995. The reverse split affected outstanding options by the same ratio, with exercise prices increasing fivefold per share. That is, immediately after the reverse split, Mr. Herman owned 600,000 shares of common, 475,000 shares of preferred, and 400,000 options to purchase common shares at a purchase price of $0.50 per share, and TeleMatrix owned 200,000 shares of common. On September 1, 1996, the Company granted to Mr. Herman 200,000 options and to TeleMatrix 400,000 options to purchase common stock at an exercise price of $0.50 per share in consideration of consulting services. On December 5, 1995, TeleMatrix, Inc. of Connecticut was merged with and into TeleMatrix, Inc., a Florida corporation, which became, by virtue of the merger, the owner of the securities previously owned by the merged corporation. On February 16, 1996, Mr. Herman transferred various securities as detailed in Item 5(c) below.

Item 4. Purpose of Transaction

Mr. Herman and TeleMatrix originally acquired the securities for the purpose of attaining control over the issuer, but subsequently each have determined to hold the securities solely for investment purposes. In conjunction with the June 30, 1995, transaction, David Critchfield became a member of the Board of Directors of the issuer. Mr. Critchfield is also on the Board of Directors of TeleMatrix. Mr. Herman was on the Board of Directors of TeleMatrix until the merger with the Florida corporation. The issuer currently seeks to effectuate a business combination with a suitable entity. No definitive arrangements for such a combination are currently in place.

Item 5.  Interest in Securities of the Issuer

(a) Mr. Herman is the beneficial owner of 520,000 shares of common stock of the issuer, or 19.4%. These shares consist of 205,000 shares directly owned; 125,000 shares beneficially owned pursuant to stock options currently exercisable; and 190,000 shares beneficially owned pursuant to preferred stock currently convertible into common shares.
      TeleMatrix is the beneficial owner of 600,000 shares of common stock of the issuer, or 21.7%. These shares consist of 200,000 shares directly owned and 400,000 shares beneficially owned pursuant to stock options currently exercisable.
      Ms. Herman is the beneficial owner of 500,000 shares of common stock of the issuer, or 19.5%. These shares consist of 300,000 shares directly owned and 200,000 shares beneficially owned pursuant to stock options currently exercisable.
      Mr. Pelletier is the beneficial owner of 10,000 shares of common stock of the issuer, or less than 1%, pursuant to stock options currently exercisable.
      Mr. Critchfield is not the beneficial owner of any securities of the issuer.
      Mr. Matloff is the beneficial owner of 10,000 shares of common stock of the issuer, or less than 1%, pursuant to stock options currently exercisable.

(b) Mr. Herman has sole power to vote and dispose of all shares owned by him. TeleMatrix has sole power to vote and dispose of the shares owned by it. Ms. Herman has sole power to vote and dispose of all shares owned by her. Mr. Pelletier has sole power to vote and dispose of all shares owned by him.
      Mr. Matloff has sole power to vote and dispose of all shares owned by him.

(c) During the past sixty days, the following transactions in the securities of the issuer were the only such transactions effected by the listed persons:

      On February 16, 1996, Michael D. Herman:
            1. Gifted 300,000 shares of common stock and 200,000 common stock options to Debra Herman.
            2. Transferred 20,000 shares of common stock to Harry and Ida Kaufman in exchange for a release of claims valued at $10,000 and gifted 20,000 common stock options to Harry and Ida Kaufman.
            3. Transferred 30,000 shares of common stock to Jack E. Bock in exchange for services rendered valued at $15,000.
            4.    Gifted 10,000 common stock options to Lawrence Feder.
            5.    Gifted 10,000 common stock options to Fleming & O'Neill.
            6. Transferred 5,000 shares of common stock to David Shue in exchange for a release of claims valued at $2,500.
            7. Transferred 15,000 shares of common stock to Peter Lynch in exchange for a release of claims valued at $7,500.
            8.    Gifted 100,000 common stock options to Kimberli Critchfield.
            9.    Gifted 50,000 common stock options to J. William Metzger.
            10.   Gifted 50,000 common stock options to James J. McNamara.
            11.   Gifted 10,000 common stock options to Dale Pelletier.
            12. Transferred 25,000 shares of common stock to Carol Martino in exchange for services rendered valued at $12,500.
            13.   Gifted 10,000 common stock options to Jeff Matloff.
            14.   Gifted 5,000 common stock options to Lisa A. Mercado.
            15.   Gifted 10,000 common stock options to Island Star, Inc.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Debra L. Herman is the sole shareholder of TeleMatrix, Inc.

Instruments entitled Restated Financing Agreement and Letter of Intent (Exhibit A to original Schedule 13D), Promissory Note (Exhibit B to original Schedule
13D), Escrow and Security Agreement (Exhibit C to original Schedule 13D) and Written Consent of Shareholders (Exhibit D to original Schedule 13D) remain in full force and effect.

Item 7.  Material to be Filed as Exhibits

Exhibit A - Statement Regarding Joint Filing

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


2/19/96                                   /s/ Michael D. Herman
Date                                      Michael D. Herman

                                          TeleMatrix, Inc.
2/19/96                                   By:/s/ Dale Pelletier
Date                                      Dale Pelletier, President

2/19/96                                   /s/ Debra L. Herman
Date                                      Debra L. Herman

                                    EXHIBIT A

                        STATEMENT REGARDING JOINT FILING

      The undersigned hereby represent that the attached Schedule 13D is filed on behalf of each of them.


2/19/96                                   /s/ Michael D. Herman
Date                                      Michael D. Herman

                                          TeleMatrix, Inc.
2/19/96                                   By:/s/ Dale Pelletier
Date                                      Dale Pelletier, President

2/19/96                                   /s/ Debra L. Herman
Date                                      Debra L. Herman